Filed by Apache Corporation
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Mariner Energy, Inc.
Commission File No. 333-166964

Additional Q&As as of June 1, 2010
Q: What are the regular Lafayette office hours?
A: The scheduled office hours for the Lafayette office is 8:30 am to 4:30 pm Monday through Friday. Some functions vary their schedules based upon the particular needs of the business.
Q: When do you expect to conduct interviews with Mariner employees?
A: Once the department heads determine the needs for their organizations, the leadership for those departments will begin interviewing. We expect that process to begin the latter part of June and continue for several weeks.
Q: Will contract employees have an opportunity to become employees of Apache Corporation?
A: Many contract employees currently with Mariner Energy will continue to be contract employees with Apache. In the process of developing the structure of the new organization, Apache may interview contract employees (who have direct contracts with Mariner Energy) for openings that remain.
Q: When will you begin the background check and drug screening?
A: Three to four weeks prior to closing of the transaction, all Mariner employees will be sent information regarding the process through our independent third party. The Mariner Human Resources Department will coordinate with Apache regarding the logistics of this process. To limit inconvenience to employees, the possibility of having “on-site” collection is being investigated.
Q: When will we have more information on the Apache benefit plans?
A: As regulatory approval is received, employee meetings will be held to present an overview of the Apache benefit program.
Q: What is the employer matching contribution for the Canadian Registered Retirement Savings Plan (“RRSP”)?
A: In this group plan, the company match is dollar for dollar up to six percent of your annual base salary overtime and bonus earnings. In addition, Apache makes an additional six percent contribution equal to base salary, bonus and overtime earnings.
Q: Will the Mariner employees still receive the annual true up?
A: Participants of the Apache 401(k) Plan, who have not received an employer matching contribution on their total eligible earnings for the Plan Year, will receive a year end true up employer matching contribution.
Q: Should my employment terminate, will I be eligible for the Apache Retiree Medical Plan?
A: Contingent on the close of the transaction, Mariner employees will receive service credit towards eligibility for the Apache Retiree Medical Plan. The minimum eligibility for participation is age 55 and five years of service.
Q: Does the Apache Retiree Medical Plan provide for dependent coverage?
A: Upon eligibility for the Apache Retiree Medical Plan, the employee will have a one time election to cover themselves and any dependents currently enrolled in the Medical Plan. If you elect coverage for yourself when you terminate employment, you can elect coverage for your spouse and children at that time, but only if your family member is covered by the employees’ medical plan when you terminate employment. For a child to be covered by the Plan, you (the retiree) must be able to take a personal exemption for the child on your federal income tax return or you would have been able to take a personal exemption for the fact that (1) your ex-spouse got the exemption instead of you, or (2) the child’s income exceeds the amount you would have paid (over half the child’s support). You cannot elect coverage for any family member (spouse or child) who elects COBRA continuation coverage from the employees’ medical plan.
An individual’s coverage will end on the day before he or she becomes eligible for Medicare because of age or disability. If your spouse and/or your children are covered under this plan when you become eligible for Medicare, your spouse and/or children can remain covered by paying the subsidized premium, until the earlier of (a) ten years after you became eligible for Medicare; or (b) the end of the month before your spouse’s 65th birthday (provided the monthly premium is paid to the company on a prompt basis).

Q: How does COBRA coverage work?
A: An employee is covered under the group plan through the end of the month in which they terminate. Continuation coverage is offered within 14 days of the date of separation. The qualifying beneficiaries have 60 days from the receipt of the notice on continuation rights to elect coverage. Continuation Coverage will be continued under the Apache Medical Plan which is administered by Blue Cross Blue Shield.
When an employee (who is not covered under a change in control agreement or employment agreement) is eligible for and elects COBRA, the employee is responsible for the premium payment and any government subsidy in effect at that time.
Q: When will my Mariner restricted stock vest and how will it be taxed?
A: Contingent upon the completion of the merger transaction between Mariner and Apache, your restricted stock will vest at the time of closing. The value of the vested restricted stock will become taxable income at the time of vesting and will become taxable ordinary income.
The income tax will be withheld at the rate of 25%.
Additional Information
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. Apache has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 containing a preliminary proxy statement of Mariner that also constitutes a preliminary prospectus of Apache. A definitive proxy statement/prospectus will be mailed to stockholders of Mariner. Apache and Mariner also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF MARINER ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain the documents (when available) free of charge at the SEC’s web site, www.sec.gov. Copies of the documents filed with the SEC by Apache will be available free of charge on Apache’s website at www.apachecorp.com under the tab “Investors” or by contacting Apache’s Investor Relations Department at 713-296-6000. Copies of the documents filed with the SEC by Mariner will be available free of charge on Mariner’s website at www.mariner-energy.com under the tab “Investor Information” or by contacting Mariner’s Investor Relations Department at 713-954-5558. You may also read and copy any reports, statements and other information filed with the SEC at the SEC public reference room at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at (800) 732-0330 or visit the SEC’s website for further information on its public reference room.
Apache, Mariner, their respective directors and executive officers and other persons may be deemed, under SEC rules, to be participants in the solicitation of proxies from stockholders of Mariner in connection with the proposed transaction. Information regarding Apache’s directors and officers can be found in its proxy statement filed with the SEC on March 31, 2010, and information regarding Mariner’s directors and officers can be found in its proxy statement filed with the SEC on April 1, 2010. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests in the transaction, by security holdings or otherwise, will be contained in the definitive proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.
Forward-Looking Statements
Statements in this document include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The opinions, forecasts, projections, future plans or other statements other than statements of historical fact, are forward-looking statements. We can give no assurance that such expectations will prove to have been correct. Actual results could differ materially as a result of a variety of risks and uncertainties, including: the timing to consummate the proposed transaction; the risk that a condition to closing of the proposed transaction may not be satisfied; the risk that a regulatory approval that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; negative effects from the pendency of the merger; our ability to achieve the synergies and value creation contemplated by the proposed transaction; our ability to promptly and effectively integrate the merged businesses; and the diversion of management time on transaction-related issues. Other factors that could materially affect actual results are discussed in Apache’s and Mariner’s most recent Forms 10-K as well as each company’s other filings with the SEC available at the SEC’s website at www.sec.gov. Actual results may differ materially from those expected, estimated or projected. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to publicly update or revise any of them in light of new information, future events or otherwise.